APEX PERFORMANCE AND COMBATIVES, LLC

FORM C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(A) – BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Apex Performance and Combatives, LLC
State of Organization	Massachusetts
Date Company Was Formed	January 10, 2019
Kind of Entity (Check One)	Limited Liability Company
Street Address	10 Micro Dr, Ste 300 Woburn, MA 01801
Website Address	http://apexperformancecombatives.com/

§227.201(B) – DIRECTORS AND OFFICERS OF THE COMPANY

Name	John Espada	
All positions with the Company and How Long for Each Position	Position Manager	How Long Since incorporation
Business Experience During Last Three Years	Trainer and Strength Conditioning Coach	
Principal Occupation During Last Three Years	Trainer and Strength Conditioning Coach	

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Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name Self-Employed	Business Self-Employed

Name	Zev Salamanca	
All positions with the Company and How Long for Each Position	Position Manager	How Long Since incorporation
Business Experience During Last Three Years	Manager of Business Operations	
Principal Occupation During Last Three Years	Manager of Business Operations	
Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name Cambridge College	Business Education

Name	My Lam	
All positions with the Company and How Long for Each Position	Position Manager	How Long Since incorporation
Business Experience During Last Three Years	Development of Residential and Commercial Properties	
Principal Occupation During Last Three Years	Manager of Escazu Development, LLC	
Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name Escazu Development	Business Commercial & Residential Development

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	**John Espada**
Name	**Zev Salamanca**
Name	**My Lam**

§227.201(d) – The Company's Business and Business Plan

THE OPPORTUNITY

Apex Performance and Combat Training was created to provide an experienced, safe, and inclusive environment for people across a multitude of ages and skill levels to experience the physical and wellness benefits provided through high-performance combat training.

Prime Location intersecting the RT-128 and I-93 Corridor
- 4,500+ sqft facility
- 200 parking spots
- Affluent core population of 40,000 / 1M+ within 10 mile radius
- Monthly Membership Model with industry competitive pricing
- 1M+ population within 10 mile radius

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- Underserved Market Opportunity in rapidly growing combat fitness space

WHY APEX PERFORMANCE & COMBATIVES
- 30 years combined industry experience
- Market gap in combat training
- Open Floor Plan
- 1000 sqft of mat
- 2000 sqft of turfBoxing Ring Centric Design
- combat training + multiple concurrent classes and programs
- Demonstrated success (Current Youth National Belt Champion)
- Community Values
- Self-Defense and Empowerment
- Programmatic Anti-Bullying Classes

CLASS OFFERINGS
- Muay Thai and Boxing
- Strength and Conditioning
- Performance Classes
- Brazilian Jiu Jitsu
- Senior Oriented Offerings
- Self Defense

BUSINESS MODEL
- Monthly and Annual Tiered Subscription Model
- All Access: $150/mo
- Single Discipline: $90/mo
- Expansive Floorplan and Buildout allows for concurrent Group Classes, Personal Training, and Open Gym
- Centerpiece Boxing Ring allows for exhibitions and event revenue

§227.201(E) – NUMBER OF EMPLOYEES

The Company currently has 3 employees.

§227.201(F) – RISKS OF INVESTING

Required Statements
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities

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commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Please refer to Appendix A for risks of investing in this investment

Risks in Educational Materials

Our [Educational Materials](#) list risks that are common to many of the companies on the MainVest platform.

§227.201(G) – Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	July 31st, 2019

Required Statement

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(H) – Commitments that Exceed the Target Offering Amount

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

§227.201(I) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows

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Use of Money	How Much (if Minimum)	How Much (if Maximum)
Purchase of Equipment	$10,000	$10,000
Bathroom Build Out	$20,000	$25,000
Working Capital	$17,000	$50,000
Consolidation of Debt	$0	$15,580
Compensation to MainVest	$3,000	$6,420
TOTAL	$50,000	$107,000

§227.201(J) – THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, press the **Invest** button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to your dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

NOTE: For more information about the investment and cancellation process, see Educational Materials.

Required Statements
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

§227.201(K) – MATERIAL CHANGES

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

EXPLANATION: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not

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affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(L) – PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

§227.201(M) – TERMS OF THE SECURITIES

Overview

The Company is offering "securities" in the form of promissory notes, which we refer to as "Notes." Many of the terms of the Notes are set forth in a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page:

CAP
1.4×

PERCENTAGE OF REVENUE*
3.0% - 6.4%**

SENIORITY
Subordinated

MATURITY DATE
Dec. 31, 2025

SECURITIZATION
Unsecured

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale, with a minimum rate of 3.0% and a maximum rate of 6.4% (rounded to the nearest 1/10th percent). The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

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For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	3.00%
$64,250	3.90%
$78,500	4.70%
$97,500	5.80%
$107,000	6.40%

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:
• The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
• If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
• Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
• By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.
As a result, you should plan to hold your Note until maturity.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Note Indenture may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has outstanding the following securities:

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Name of Security	Limited Liability Interests
Number of Shares Outstanding	n/a
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	n/a
How These Securities Differ from the Promissory Notes Offered to Investors	Limited Liability Company Interests are an equity interest in the Company, whereas the Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.,* other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	*Percentage of Voting Rights*
John Espada	33.3%
My Lam	33.3%
Zev Salamanca	33.3%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you or, if the Company doesn't make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

§227.201(N) – THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number

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is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

§227.201(O) – COMPENSATION OF THE FUNDING PORTAL

The Company will compensate MainVest, Inc. as follows:

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed.

MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest, Inc. to acquire an interest.

§227.201(P) – INDEBTEDNESS OF THE COMPANY

Creditor	Amount	Interest rate	Maturity Date (due date)	Other Important Terms
My Lam	$19,800	n/a	n/a	Founder Debt

§227.201(Q) – OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

§227.201(R) – TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

§227.201(S) – THE COMPANY'S FINANCIAL CONDITION

The Company was established in January 2019. As such, there are limited financial statements and information for the investor to review.

Without the funds the Company plans to raise through regulation crowdfunding on MainVest, the Company would need to find other funds for the completion of its buildout, equipment, and ultimately to launch the Company. At this time, the Company may need to secure another form of capital (e.g. bank loan or equity investment) in order to continue buildout and launch of the Company. At the time of this offering, the Company has outstanding debt from an investment by the founders and the founders' personal network. Please refer to Section §227.201(P) for more information on the Company's outstanding debt obligations.

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§227.201(T) – THE COMPANY'S FINANCIAL STATEMENTS

Historical Financial Statements
Please see Appendix B for historical financial statements

Pro Forma Income Statement
Please see Appendix C for Pro Forma Income Statement
In order to illustrate the future earning potential of the Company, the Company provided a summary of its 3-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section §227.201(F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

§227.201(U) – DISQUALIFICATION EVENTS

EXPLANATION: A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Education Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(V) – UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar

§227.201(W) – ANNUAL REPORTS FOR THE COMPANY

We will file a report with the Securities and Exchange Commission annually and post the report on our website at http://apexperformancecombatives.com/, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(X) – OUR COMPLIANCE WITH REPORTING OBLIGATIONS

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EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(Y) – OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

N/A

(Z) - ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

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APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

REAL ESTATE RISK

The Company may need to secure a location to operate its business through lease or acquisition. To the extent the Company is unable to find and secure an adequate location to operate its business, investors may lose some or all of their investment.

LIMITED SERVICES

The Company operates with a very limited scope, offering only personal training, group fitness, martial arts instruction, and sports performance training services to potential clients, making the Company vulnerable to changes in customer preferences.

LIMITED OPERATING HISTORY

The Company is a newly established entity and has limited operating history for prospective investors to consider.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk. As a newly established entity, the Company may not have strict accounting controls that are typically found at larger firms.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against the with other competitors could negatively affect the Company's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in the Company's management or vote on and/or influence any managerial decisions regarding the Company. Furthermore, if the founders or other key personnel of the Company were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which the Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

Additionally, the Company is a newly established entity and therefore has limited operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

The Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT THE COMPANY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect the Company's financial performance or ability to continue to operate.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION
The Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES
Although the Company will carry some insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage its business.

CHANGES IN LAWS
Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the fitness and personal training industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT
In many ways, your interests and the interests of the Company's management will coincide: you both want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

● You might want the company to act conservative to make sure they are best equipped to repay the Note obligations, while the company might prefer to spend aggressively to invest in the business.
● You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS
If the Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours.

For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

The Notes include a maximum amount you can receive. You cannot receive more than that even if the Company is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if the Company fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of the Company, and the revenue of the Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

5:24 PM
05/10/19
Accrual Basis

Apex Performance and Combatives, LLC
Profit & Loss by Class
January 1 through May 10, 2019

	Apex	General Admin	TOTAL
Income	0.00	0.00	0.00
Expense			
Bank Service Charge	0.00	117.75	117.75
Banner Design	295.00	0.00	295.00
Boxing Ring	388.77	0.00	388.77
Logo	1,300.00	0.00	1,300.00
Materials	8,004.53	0.00	8,004.53
Meals & Entertainment	223.04	0.00	223.04
Permits/Registration	25.00	0.00	25.00
Rent Expense	39,522.50	0.00	39,522.50
Rental - Equipment	790.69	0.00	790.69
Software	1,112.43	0.00	1,112.43
Telephone	245.00	0.00	245.00
Utilities	365.57	0.00	365.57
Total Expense	52,272.53	117.75	52,390.28
Net Income	**-52,272.53**	**-117.75**	**-52,390.28**

Apex Performance and Combatives, LLC
Balance Sheet
As of May 10, 2019

	May 10, 19
ASSETS	
Current Assets	
Checking/Savings	
chk 2107- My Lam Personal	1,230.03
chk 9950 - Apex Bus chk	50.00
Total Checking/Savings	1,280.03
Total Current Assets	1,280.03
Fixed Assets	
Equipment	31,573.92
Total Fixed Assets	31,573.92
Other Assets	
Due from Escazu	3,060.00
Total Other Assets	3,060.00
TOTAL ASSETS	**35,913.95**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Credit Card Charge	8,628.90
Founder Loan	19,800.00
Total Other Current Liabilities	28,428.90
Total Current Liabilities	28,428.90
Total Liabilities	28,428.90
Equity	
My Lam Equity	59,825.33
Opening Balance Equity	50.00
Net Income	-52,390.28
Total Equity	7,485.05
TOTAL LIABILITIES & EQUITY	**35,913.95**

APPENDIX C:
PRO FORMA INCOME STATEMENT

		Year 1	Year 2					Gym Size	9400		
Apex Performance + Combatives											
Growth Assumptions		Per 1-12	Per 12-24					Equipment Area	2000		
Adults		20%	5%					Net Size	7400		
Kids		30%	5%					SF Per Member	100		
Expense Inflation		0%	3%					Mbers per session	74		

			1-May	1-Jun	1-Jul	1-Aug	1-Sep	1-Oct	1-Nov	1-Dec	1-Jan
Period		0	1	2	3	4	5	6	7	8	9
# of Members											
Adults Training			15	18	22	26	31	37	45	54	64
Kids Training			10	13	17	22	29	37	48	63	82
Personal Athletic Training											
Personal Weight Loss											
Corporate Wellness Package											
Public Servant Package											
Total Members			25	31	39	48	60	74	93	116	146
Increase Month over Month				24%	24%	24%	25%	25%	25%	25%	25%
Loss of Members											
Adults Training	-10%		(2)	(2)	(2)	(3)	(3)	(4)	(4)	(5)	(6)
Kids Training	-10%		(1)	(1)	(2)	(2)	(3)	(4)	(5)	(6)	(8)
			(3)	(3)	(4)	(5)	(6)	(7)	(9)	(12)	(15)
Net # of Members											
Adults Training			14	16	19	23	28	34	40	48	58
Kids Training			9	12	15	20	26	33	43	56	73
Personal Athletic Training			-	-	-	-	-	-	-	-	-
Personal Weight Loss			-	-	-	-	-	-	-	-	-
Total Members			23	28	35	43	54	67	84	105	131
New Adult Members Per Month			0	3	4	4	5	6	7	9	11
New Kids Members Per Month			0	3	4	5	7	9	11	14	19
Personal Athletic Training											
Personal Weight Loss											
New Members Per Month			0	6	8	9	12	15	19	23	30
Revenue Assumptions											
Adults Training	$150		$ 2,025	$ 2,430	$ 2,916	$ 3,499	$ 4,199	$ 5,039	$ 6,047	$ 7,256	$ 8,707
Kids F.L.Y. Training	$99		$ 891	$ 1,158	$ 1,506	$ 1,958	$ 2,545	$ 3,308	$ 4,301	$ 5,591	$ 7,268
Personal Athletic Training	$75		-	-	-	-	-	-	-	-	-
Personal Weight Loss	$75		-	-	-	-	-	-	-	-	-
Corporate Wellness Package			-	-	-	-	-	-	-	-	-
Public Servant Package			-	-	-	-	-	-	-	-	-
			$ 2,916	$ 3,588	$ 4,422	$ 5,457	$ 6,744	$ 8,347	$ 10,347	$ 12,847	
Merchandise Sales											
T shirts	$30										
Boxing Gloves	$45										
Muay Thai Shorts	$30										
Salary											
Operations Manager			3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000
Chief Trainer			3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000
Trainer 1											
Trainer 2											
Trainer 3											
Class Instructors	2 classes per day / 5 days per week / 4 wks $50		2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000
Staff 1 Office Manager											
Staff 2 Program Director											
Staff 3 Marketer											
Gym Equipment		40,000									
Office Equipment		3,000									
Construction Related		50,000									
3 Month Rent Period		19,500									
Security Deposit		17,000									
Rent			6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500
Electricity			650	650	650	650	650	650	650	650	650
Water			200	200	200	200	200	200	200	200	200
Gas Heating			500	500	500	500	500	500	500	500	500
Cleaning			1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Insurance			287	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Maintenance			1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Marketing			3,500	3,500	3,500	2,500	1,200	1,200	1,200	1,200	1,200
Accounting/Book Keeping			1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Website Host Service			825	325	325	325	325	325	325	325	325
Credit Card Processing	2%		58	72	88	109	135	167	207	257	320
Telephone / Internet			250	250	250	250	250	250	250	250	250
MindBody			400	400	400	400	400	400	400	400	400
Smartwaiver			30	30	30	30	30	30	30	30	30
POS			900								
Total Startup and Expense		129,500	25,100	23,997	24,013	23,034	21,760	21,792	21,832	21,882	21,945
			(22,184)	(20,408)	(19,592)	(17,577)	(15,016)	(13,445)	(11,485)	(9,035)	(5,969)

Sessions Pe	5	Breakeven	296
Member Ca	370	Rent Level	65
Avg 90	$ 33,300		

1-Feb	1-Mar	1-Apr											
10	**11**	**12**	**13**	**14**	**15**	**16**	**17**	**18**	**19**	**20**	**21**	**22**	**23**
77	81	85	90	94	99	104	109	114	120	126	132	139	146
106	111	117	123	129	135	142	149	157	165	173	181	190	200
183	193	202	212	223	234	246	258	271	285	299	314	329	346
26%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	
(8)	(8)	(9)	(9)	(9)	(10)	(10)	(11)	(11)	(12)	(13)	(13)	(14)	(15)
(11)	(11)	(12)	(12)	(13)	(14)	(14)	(15)	(16)	(16)	(17)	(18)	(19)	(20)
(18)	(19)	(20)	(21)	(22)	(23)	(25)	(26)	(27)	(28)	(30)	(31)	(33)	(35)
70	73	77	81	85	89	93	98	103	108	113	119	125	131
95	100	105	110	116	122	128	134	141	148	155	163	171	180
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
165	173	182	191	201	211	221	232	244	256	269	282	296	311
13	4	4	4	4	5	5	5	5	6	6	6	7	7
24	5	6	6	6	6	7	7	7	8	8	9	9	10
37	9	10	10	11	11	12	12	13	14	14	15	16	16
$ 10,449	$ 10,971	$ 11,520	$ 12,096	$ 12,700	$ 13,335	$ 14,002	$ 14,702	$ 15,437	$ 16,209	$ 17,020	$ 17,871	$ 18,764	$ 19,702
$ 9,449	$ 9,921	$ 10,417	$ 10,938	$ 11,485	$ 12,059	$ 12,662	$ 13,295	$ 13,960	$ 14,658	$ 15,391	$ 16,160	$ 16,968	$ 17,817
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
$ 15,975	$ 19,897	$ 20,892	$ 21,937	$ 23,033	$ 24,185	$ 25,394	$ 26,664	$ 27,997	$ 29,397	$ 30,867	$ 32,410	$ 34,031	$ 35,732
3,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000
3,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000
2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000
	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000
6,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500
650	650	650	650	650	650	650	650	650	650	650	650	650	650
200	200	200	200	200	200	200	200	200	200	200	200	200	200
500	500	500	500	500	500	500	500	500	500	500	500	500	500
1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
1,200	1,200	600	600	600	600	600	600	600	600	600	600	600	600
1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
325	325	325	335	345	355	366	377	388	400	412	424	437	450
398	418	439	461	484	508	533	560	588	617	648	681	715	750
250	250	250	250	250	250	250	250	250	250	250	250	250	250
400	400	400	400	400	400	400	400	400	400	400	400	400	400
30	30	30	30	30	30	30	30	30	30	30	30	30	30
22,023	29,043	28,464	28,495	28,528	28,563	28,599	28,637	28,676	28,717	28,760	28,805	28,851	28,900
(2,126)	(8,151)	(6,527)	(5,462)	(4,343)	(3,169)	(1,935)	(639)	721	2,150	3,650	5,226	6,881	8,619

	24	25	26	27	28	29	30	31	32	33	34	35	36
	153	161	169	177	186	196	205	216	226	238	250	262	275
	210	220	231	243	255	268	281	295	310	326	342	359	377
	363	381	400	420	441	464	487	511	537	563	592	621	652
	(15)	(16)	(17)	(18)	(19)	(20)	(21)	(22)	(23)	(24)	(25)	(26)	(28)
	(21)	(22)	(23)	(24)	(26)	(27)	(28)	(30)	(31)	(33)	(34)	(36)	(38)
	(36)	(38)	(40)	(42)	(44)	(46)	(49)	(51)	(54)	(56)	(59)	(62)	(65)
	138	145	152	160	168	176	185	194	204	214	225	236	248
	189	198	208	219	230	241	253	266	279	293	308	323	339
	-	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-	-
	327	343	360	378	397	417	438	460	483	507	532	559	587
	7	8	8	8	9	9	10	10	11	11	12	12	13
	10	10	11	12	12	13	13	14	15	16	16	17	18
	17	18	19	20	21	22	23	24	26	27	28	30	31
$	20,687	$ 21,722	$ 22,808	$ 23,948	$ 25,146	$ 26,403	$ 27,723	$ 29,109	$ 30,565	$ 32,093	$ 33,698	$ 35,383	$ 37,152
$	18,708	$ 19,643	$ 20,625	$ 21,656	$ 22,739	$ 23,876	$ 25,070	$ 26,323	$ 27,640	$ 29,022	$ 30,473	$ 31,996	$ 33,596
	-	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-	-
$	37,519	$ 39,395	$ 41,365	$ 43,433	$ 45,605	$ 47,885	$ 50,279	$ 52,793	$ 55,433	$ 58,204	$ 61,115	$ 64,170	$ 67,379 $70,748
	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000
	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000
	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000
	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000
	8,500	8,500	8,500	8,500	8,500	8,500	8,500	8,500	8,500	8,500	8,500	8,500	8,500
	650	650	650	650	650	650	650	650	650	650	650	650	650
	200	200	200	200	200	200	200	200	200	200	200	200	200
	500	500	500	500	500	500	500	500	500	500	500	500	500
	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
	600	600	600	600	600	600	600	600	600	600	600	600	600
	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
	463	477	492	506	522	537	553	570	587	605	623	641	661
	788	827	869	912	958	1,006	1,056	1,109	1,164	1,222	1,283	1,348	1,415
	250	250	250	250	250	250	250	250	250	250	250	250	250
	400	400	400	400	400	400	400	400	400	400	400	400	400
	30	30	30	30	30	30	30	30	30	30	30	30	30
	29,951	30,005	30,060	30,118	30,179	30,243	30,309	30,379	30,451	30,527	30,606	30,689	30,776
	9,444	11,360	13,373	15,486	17,706	20,036	22,484	25,054	27,753	30,588	33,564	36,690	39,972

I, My Lam, certify that:

(1) The financial statements of APEX PERFORMANCE AND COMBATIVES, LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of APEX PERFORMANCE AND COMBATIVES, LLC has not been included in this Form as APEX PERFORMANCE AND COMBATIVES, LLC was formed on January 10, 2019 and has not filed a tax return to date.

Signature: _____

DocuSigned by:

My Lam

D9B35DF2C453448...

Name: My Lam
Title: Manager, APEX PERFORMANCE AND COMBATIVES, LLC